UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended September 2025

Commission File No. 001-41493

LICHEN INTERNATIONAL LTD

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

On August 27, 2025, Lichen International Limited (the “Company”) entered into a debt settlement and mutual release agreement (the “Agreement”) with Mr. Ya Li, the Chief Executive Officer, Director and Chairman of the Board of the Company. As of the date of the Agreement, the Company was indebted to Mr. Li accrued but unpaid salary in the amount of RMB 2,129,544 (approximately $297,000) in compensation for the period from January 2025 to June 2025 (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Li agreed to accept 65,000 Class B ordinary shares of the Company (the “Shares”), valued at $4.57 per share, which was approximately 102% of the average closing bid price of the Company’s Class A ordinary shares during the five trading days immediately prior to the date of the Agreement (the “Settlement”). On August 27, 2025, pursuant to the Agreement, the Company issued the Shares to Mr. Li.

The execution and delivery of the Agreement and the issuance of the Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations S promulgated thereunder.

The foregoing description of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 18, 2023 (Registration No. 333-275086) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 21, 2024 (Registration No. 333-277230).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen International Limited

Date: September 10, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement Agreement by and between the Company and Ya Li, dated August 27, 2025

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